

December 15, 2011

Via E-mail
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

      RE: Furmanite Corporation
               Form 10-K for Year ended December 31, 2010
               Filed March 15, 2011
               File No. 1-5083

Dear Mr. Muff:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Rufus Decker

                              Rufus Decker
                              Accounting Branch Chief